US$500,000,000	FILED PURSUANT TO RULE 433

FLOATING RATE SENIOR NOTES DUE 2018	FILE NO. 333-172562

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings*:	Baa2 (outlook uncertain)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)
Trade Date:	November 6, 2013
Settlement Date:	November 12, 2013 (T+3 days)
Maturity:	November 9, 2018
Par Amount:	$500,000,000
Floating Rate:	Three-month USD-BBA-LIBOR Reuters LIBOR01
Coupon:	Three-month USD LIBOR plus 0.88%
Public Offering Price:	100.000%
Net Proceeds to Citigroup:	$498,500,000 (before expenses)
Interest Payment Dates:	Quarterly on the 9th of each February, May, August and November until maturity, with adjustment for period end dates on a modified following New York business day convention.
Interest Determination Date:	Two London Business Days prior to the first day of the related interest period
First Interest Payment Date:	February 9, 2014 (short first interest period).
Day Count:	Actual/360.
Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Book Manager:	Citigroup Global Markets Inc.
Co-Managers:

Apto Parntners, LLC

Blaylock Robert Van, LLC

Cabrera Capital Markets, LLC

CastleOak Securities, L.P.

Goto Capital Markets, Inc.

Kota Global Securities Inc.

Loop Capital Markets LLC

Muriel Siebert & Co., Inc.

CUSIP:	172967 HF 1
ISIN:	US172967HF12
*A	securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

US$500,000,000	FILED PURSUANT TO RULE 433

FLOATING RATE SENIOR NOTES DUE 2018	FILE NO. 333-172562

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.